September 2008
Preliminary Terms No. 764 Registration Statement No. 333-131266 Dated August 22, 2008 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
PLUS Based on the Value of the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM
PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance.  The leverage typically applies only for a certain range of price performance.  In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return.  At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.
SUMMARY TERMS
Issuer:	Morgan Stanley
Maturity date:	October 20, 2009
Underlying index:	S&P Global Infrastructure Index
Aggregate principal amount:	$
Payment at maturity:
•  If final index value is greater than initial index value:
$10 + the leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity
•  If final index value is less than or equal to initial index value:
$10 x the index performance factor
This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	200%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value of the underlying index on the day immediately following the pricing date.
Final index value:	The index closing value on the valuation date.
Valuation date:	October 16, 2009, subject to adjustment for certain market disruption events.
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.60 to $12.00 (116% to 120% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (See “Commissions and Issue Price” below)
Pricing date:	September , 2008
Original issue date:	September , 2008 (5 business days after the pricing date)
CUSIP:	617483201
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10	$0.15	$9.85
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 6 for further details.

(2)    For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

 You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007

Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP:  MSPRB1007001

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

Investment Overview

Performance Leveraged Upside Securities
The S&P Global Infrastructure Index PLUS (the “PLUS”) can be used:

▪	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index.

▪	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario.

▪	To achieve similar levels of exposure to the underlying index as a direct investment while using fewer dollars by taking advantage of the leverage factor.

▪	The PLUS are exposed on a 1:1 basis to the negative performance of the underlying index.

Maturity:	13 Months
Leverage factor:	200%
Maximum payment at maturity:	$11.60 to $12.00 (116% to 120% of the stated principal amount)
Principal protection:	None

S&P Global Infrastructure Index Overview

The S&P Global Infrastructure Index, which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Company, Inc. consists of 75 component stocks of the largest publicly listed infrastructure companies from both developed and emerging markets, selected to provide liquid exposure to the leading publicly listed companies in the global industry.  For additional information about the S&P Global Infrastructure Index, see “S&P Global Infrastructure Index” in Annex A to these preliminary terms.

Information as of market close on August 19, 2008:

Bloomberg Ticker:	SPGTIND	Top Five Index Components	Weighting
Current Index Level:	2,270.79	E.On AG	4.97%
52 Weeks Ago:	2,485.15	TransCanada Corporation	4.76%
52 Week High (on 10/31/2007):	2,927.17	Williams Cos.	4.40%
52 Week Low (on 8/19/2008):	2,270.79	Spectra Energy Corp.	4.13%
		Atlantia SPA	3.91%

Underlying Index Historical Performance – Weekly Closing Values January 3, 2003 to August 15, 2008

September 2008	Page 2

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

Key Investment Rationale

This 13 month investment offers 200% leveraged upside, subject to a maximum payment at maturity of $11.60 to $12.00 (116% to 120% of the stated principal amount).

Investors can use the PLUS to double returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the underlying index.

Leverage Performance
The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a certain range of positive performance of the value of the underlying index.

Best Case Scenario	The underlying index increases in value and, at maturity, the PLUS redeem for the maximum payment at maturity of $11.60 to $12.00 (116% to 120% of the stated principal amount).
Worst Case Scenario	The underlying index declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see page 8)

▪	No guaranteed return of principal

▪	No interest payments

▪	Appreciation potential is limited by the maximum payment at maturity.

▪	The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the underlying index.

▪	Investing in the PLUS is not equivalent to investing in the underlying index or the stocks composing the underlying index.

▪	Adjustments to the underlying index by the underlying index publisher could adversely affect the value of the PLUS.

▪	There are risks associated with investments in securities with a concentration in a single industry.

▪	The S&P Global Infrastructure Index is subject to currency exchange risk.

▪	There are risks associated with investments in securities linked to the value of foreign equity securities.

▪	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

▪
The PLUS will not be listed on any exchange, secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

▪	Potential adverse economic interests of the calculation agent.

▪	Credit risk to Morgan Stanley

September 2008	Page 3

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms.  At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
September , 2008	September , 2008 (5 business days after the pricing date)	October 20, 2009, subject to postponement due to market disruption events
Key Terms
Issuer:	Morgan Stanley
Underlying index:	The S&P Global Infrastructure Index
Underlying index publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.
Issue price:	$10 per PLUS (See “Syndicate Information” on page 5)
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Aggregate principal amount	$
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	• If final index value is greater than initial index value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity
• If final index value is less than or equal to initial index value: $10 x the index performance factor This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	200%
Minimum payment at maturity:	There is no minimum payment at maturity on the PLUS.
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value of the underlying index on the pricing date as published on Bloomberg under the ticker symbol “SPGTIND” or any successor symbol.
Final index value:	The index closing value of the underlying index on the valuation date as published on Bloomberg under the ticker symbol “SPGTIND” or any successor symbol.
Valuation date:	October 16, 2009, subject to adjustment for certain market disruption events
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.60 to $12.00 (116% to 120% of the stated principal amount)
Postponement of maturity date:
If the scheduled valuation date is not an index business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled index business day following that valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 8.

September 2008	Page 4

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	617483201
Tax considerations:
Although the issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

▪ A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

▪     Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.
Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors ¯ Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative characterizations or treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.
On or prior to the index business day immediately following the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the S&P Global Infrastructure Index and any other securities or instruments we may wish to use in connection with such hedging.  Such purchase activity could increase the value of the S&P Global Infrastructure Index, and therefore the value at which the S&P Global Infrastructure Index must close on the valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for PLUS.

ERISA:	See “ERISA” in the accompanying prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

September 2008	Page 5

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

Syndicate Information
Issue price of the PLUS	Selling concession	Principal amount of PLUS for any single investor
$10.00	$0.1500	<$999K
$9.975	$0.1250	$1MM-$2.99MM
$9.9625	$0.1125	$3MM-$4.99MM
$9.95	$0.1000	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

September 2008	Page 6

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10
Leverage factor:	200%
Hypothetical maximum payment at maturity:	$11.80 (118% of the stated principal amount)

PLUS Payoff Diagram

How it works

▪
If the final index value is greater than the initial index value, investors receive the $10 stated principal amount plus 200% of the appreciation of the underlying index over the term of the PLUS, subject to the hypothetical maximum payment at maturity.  In the payoff diagram, an investor will realize the hypothetical maximum payment at maturity at a final index value of 109% of the initial index value.

▪	If the underlying index appreciates 5%, the investor would receive a 10% return, or $11.00.

▪	If the underlying index appreciates 25%, the investor would receive the hypothetical maximum payment at maturity of 118% of the stated principal amount, or $11.80.

▪
If the final index value is less than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.

▪	If the underlying index depreciates 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

September 2008	Page 7

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the closing value of the S&P Global Infrastructure Index on the valuation date, as determined as follows:

If the final index value is greater than the initial index value:

$10    +    Leveraged Upside Payment:

subject to the maximum payment at maturity for each PLUS,

If the final index value is less than or equal to the initial index value:

$10    x    Index Performance Factor

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

September 2008	Page 8

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-18 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

▪
PLUS do not pay interest nor guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.

▪
Appreciation potential is limited.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $11.60 to $12.00 (116% to 120% of the stated principal amount).  Although the leverage factor provides 200% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 116% to 120% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds 108% to 110% of the initial index value.

▪
Market price influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the S&P Global Infrastructure Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

▪
Not equivalent to investing in the S&P Global Infrastructure Index.  Investing in the PLUS is not equivalent to investing in the S&P Global Infrastructure Index or its component stocks.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the S&P Global Infrastructure Index.

▪
Adjustments to the S&P Global Infrastructure Index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
There are risks associated with investments in securities linked to the value of foreign equity securities. Many of the stocks included in the S&P Global Infrastructure Index are issued by foreign issuers.  Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

▪
The S&P Global Infrastructure Index is subject to currency exchange risk.  Because the closing prices of some of the securities constituting the S&P Global Infrastructure Index are converted into U.S. dollars for purposes of calculating the value of the S&P Global Infrastructure Index, investors in the PLUS will be exposed to currency exchange rate risk

September 2008	Page 9

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

with respect to each of the currencies in which the component securities trade.  Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the S&P Global Infrastructure Index denominated in each such currency.  If the U.S. dollar strengthens against the currencies in which the S&P Global Infrastructure Index component securities trade, the value of the S&P Global Infrastructure Index will be adversely affected, which may reduce or eliminate any return on your investment.  Fluctuations in currency exchange rates can have a continuing impact on the value of the S&P Global Infrastructure Index, and any negative currency impact on the S&P Global Infrastructure Index may decrease the value of the PLUS.

▪
The stocks included in the S&P Global Infrastructure Index are concentrated in the a limited number of industries.  All of the equity securities included in the S&P Global Infrastructure Index are issued by companies whose primary business is directly associated with infrastructure, meaning they are involved in one of the following three industries: energy, transportation and utilities.  Because the value of the PLUS is linked to the performance of the index, and consequently of these equity securities, an investment in the PLUS will be concentrated in the infrastructure sector.

The performance of companies involved in the infrastructure sector may be highly dependent upon infrastructure investments made by governmental and private entities.  The level of such investment is generally affected by general economic conditions or by government policies.  The performance of such companies may also be affected by a number of additional factors including: high interest costs in connection with capital construction programs, high leverage, costs associated with construction or development delays, supply disruptions, environmental and other regulations, the effects of economic slowdowns, surplus capacity, increased competition from other providers of services, uncertainties concerning energy costs, the effects of energy conservation policies and alternative energy sources and other factors, including consumer preferences, supply and fuel costs and insurance coverage.  Such companies may also be affected by or subject to regulation by various government authorities, government regulation of rates charged to customers, service interruption due to environmental, operational or other mishaps, the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards, and general changes in market sentiment towards infrastructure assets.  Certain risks which, if realized, may affect the level of the index and the market value of your notes are more prevalent in the infrastructure sector than they are in other industry sectors. Examples of such risks include:

▪
Technology Risk. A change could occur in the way a service or product is delivered, the result of which could be that the existing technology and related assets are rendered obsolete. While the risk could be considered low in the infrastructure sector given the massive fixed costs involved in constructing assets and the fact that many infrastructure technologies are well established, any technology change that occurs over the medium term could threaten the profitability of a company in the infrastructure sector.

▪
Regional or Geographic Risk. Many assets in the infrastructure sector are not moveable. Should a natural disaster or other event occur that impairs the performance of a company’s assets in the geographic location where such company operates those assets, the performance of such company may be adversely affected.

▪
Utilization Risk. The revenue of many companies in the infrastructure sector may be impacted by decreased usage rates due to economic conditions, alternative sources of similar services, the availability of capital for additional exploration and development and the functionality of delivery mechanisms for products or services to end users (such as pipelines or electricity lines).

▪
Commodity Price Risk. The operations and financial condition of certain companies in the infrastructure sector (such as companies primarily involved in oil and natural gas exploration and development) are dependent in part on the prices of the commodities sold by such companies. For example, the financial condition of companies in the oil and gas sector is dependent on world wide energy prices. Prices for commodities may vary and are determined by supply and demand factors, including weather and general economic and political conditions. A decline in commodity prices could have an adverse effect on the operations and financial condition of such companies.

▪
Market Disruptions. War, occupation, terrorism and related geopolitical risks, as well as major plant breakdowns, catastrophic events such as floods, earthquakes or fires and pipeline or electricity line rupture, may in the future lead to increased short−term market volatility and may have adverse long−term effects on world economies and markets generally. Those events could also have an acute effect on a company in the infrastructure sector.

As a result of these factors, the value of the PLUS may be subject to greater volatility and be more adversely affected by a single economic, natural or political occurrence than a different investment linked to securities of a more broadly diversified group of issuers.

September 2008	Page 10

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax characterization or treatment of the PLUS, and the IRS or a court may not agree with the tax characterization and treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative characterizations or treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Other Risk Factors

▪
PLUS will not be listed and secondary trading may be limited.  The PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the PLUS.  MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

▪
Potential adverse economic interest of the calculation agent.  The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS.  MS & Co., the calculation agent, is our subsidiary.  As calculation agent, MS & Co., and other affiliates of ours will carry out hedging activities related to the PLUS or trade in the component stocks of the S&P Global Infrastructure Index or other instruments related to the S&P Global Infrastructure Index on a regular basis.  Any of these hedging or trading activities on or prior to the index business day immediately following the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the S&P Global Infrastructure Index must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the value of the S&P Global Infrastructure Index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

September 2008	Page 11

PLUS based on the S&P Global Infrastructure Index due October 20, 2009
Performance Leveraged Upside SecuritiesSM

Information about the S&P Global Infrastructure® Index

The S&P Global Infrastructure® Index.  The S&P Global Infrastructure Index, which is calculated, maintained and published by Standard & Poor’s®, a Division of The McGraw-Hill Company, Inc., consists of 75 component stocks of the largest publicly listed infrastructure companies from both developed and emerging markets, selected to provide liquid exposure to the leading publicly listed companies in the global industry.  We have derived all information contained in these preliminary terms regarding the S&P Global Infrastructure Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information.  Such information reflects the policies of, and is subject to change by, Standard & Poor’s® Corporation.  For additional information about the S&P Global Infrastructure Index, see “S&P Global Infrastructure Index” in Annex A to these preliminary terms.

License Agreement between S&P and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P Global Infrastructure Index” are trademarks or service marks of The McGraw-Hill Companies, Inc.  Prior to the issuance of the PLUS, Morgan Stanley will have entered into a non-exclusive licensing agreement with The McGraw-Hill Companies, Inc. for the use of these trademarks or service marks.  Such agreement will require disclosure language substantially similar to that set out below:

The PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (including its affiliates) (S&P, with its affiliates, are referred to as the “Corporations”).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the PLUS.  The Corporations make no representation or warranty, express or implied, to the holders of the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PLUS particularly, or the ability of the S&P Global Infrastructure Index to track the performance of the infrastructure sector.  The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the S&P Global Infrastructure Index, and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the S&P Global Infrastructure Index which is determined, composed and calculated by S&P without regard to the Licensee or the holders of the PLUS.  S&P has no obligation to take the needs of the Licensee or the owners of the PLUS into consideration in determining, composing or calculating the S&P Global Infrastructure Index.  The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the PLUS to be issued or in the determination or calculation of the equation by which the PLUS are to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the PLUS.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE S&P GLOBAL INFRASTRUCTURE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GLOBAL INFRASTRUCTURE INDEX OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GLOBAL INFRASTRUCTURE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®” and “S&P®,” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The PLUS have not been passed on by the Corporations as to their legality or suitability.  The PLUS are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PLUS.

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Performance Leveraged Upside SecuritiesSM

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the S&P Global Infrastructure Index for each quarter in the period from January 1, 2003 through August 19, 2008.  The closing value of the S&P Global Infrastructure Index on August 19, 2008 was 2,270.79.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the S&P Global Infrastructure Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P Global Infrastructure Index on the valuation date.  The payment of dividends on the stocks that constitute the S&P Global Infrastructure Index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P Global Infrastructure Index	High	Low	Period End
2003
First Quarter	984.81	917.01	944.35
Second Quarter	1,135.54	948.27	1,101.22
Third Quarter	1,137.61	1,074.90	1,134.58
Fourth Quarter	1,279.86	1,146.23	1,279.86
2004
First Quarter	1,351.88	1,279.86	1,339.69
Second Quarter	1,352.38	1,216.70	1,312.29
Third Quarter	1,404.13	1,314.22	1,404.13
Fourth Quarter	1,600.47	1,411.83	1,600.47
2005
First Quarter	1,685.77	1,557.50	1,625.55
Second Quarter	1,695.94	1,589.62	1,695.94
Third Quarter	1,814.30	1,667.20	1,814.30
Fourth Quarter	1,809.08	1,673.60	1,771.18
2006
First Quarter	1,925.79	1,773.95	1,886.36
Second Quarter	2,021.33	1,884.73	1,985.76
Third Quarter	2,128.47	1,927.62	2,112.72
Fourth Quarter	2,376.27	2,105.85	2,376.27
2007
First Quarter	2,530.14	2,318.32	2,523.03
Second Quarter	2,714.29	2,541.47	2,641.37
Third Quarter	2,757.62	2,433.31	2,757.62
Fourth Quarter	2,927.17	2,756.47	2,838.14
2008
First Quarter	2,832.26	2,473.76	2,589.15
Second Quarter	2,778.23	2,507.96	2,530.22
Third Quarter (through August 19, 2008)	2,508.62	2,270.79	2,270.79

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Performance Leveraged Upside SecuritiesSM

Annex A

The S&P Global Infrastructure Index

The S&P Global Infrastructure Index, which is calculated, maintained and published by Standard & Poor’s®, a Division of The McGraw-Hill Companies, Inc., consists of 75 component stocks of the largest publicly listed infrastructure companies from both developed and emerging markets, selected to provide liquid exposure to the leading publicly listed companies in the global industry.  Index constituents must meet size and liquidity requirements to ensure investability and tradability.

Eligibility Criteria.  The principal universe from which the S&P Global Infrastructure Index is drawn is the S&P/Citigroup Global Broad Market Index (BMI).  The BMI comprises all investable, index eligible countries in the world that meet minimum size and liquidity requirements.  Currently there are approximately 11,000 index members representing 27 Developed and 26 Emerging Market countries.

The infrastructure clusters are chosen based on the Global Industry Classification Standard (GICS®), as follows:

GICS	Description	Infrastructure Cluster
10102040	Oil & Gas Storage & Transportation	Energy
20305010	Airport Services	Transportation
20305020	Highways & Railtracks
20305030	Marine Ports & Services
55101010	Electric Utilities	Utilities
55102010	Gas Utilities
55103010	Multi Utilities
55104010	Water Utilities

Companies belonging to the above GICS sub-industries become the universe for the S&P Global Infrastructure Index.  The universe is then narrowed down to an investable set of stocks based on the following criteria:

Market Capitalization.  Stocks must have a total market capitalization above a Market Capitalization Threshold as of the reference date of each year.  The Market Capitalization Threshold is currently US$ 100 million.

Liquidity.  Stocks must have three-month average daily trading value above a Liquidity Threshold as of the reference date of each year.  The Liquidity Threshold is currently US$ 1 million for developed markets and US$ 500,000 for emerging markets.

Domicile.  The stocks' domicile must be a developed market country or an emerging market country with a liquid developed market listing.

Stocks meeting these criteria form the Investable Universe.  The reference date for eligibility is the third Friday of October of each year.  The Market Capitalization Threshold and Liquidity Threshold are subject to change on an annual basis according to market conditions.

Index Construction.  The S&P Global Infrastructure Index methodology employs a modified market capitalization-weighting scheme, using the divisor methodology used in most Standard & Poor's equity indices.  There are two steps in the creation of the index.  The first is the selection of the 75 companies; the second is the weighting of the index constituents.

The selection of the S&P Global Infrastructure index constituents starts by classifying all stocks in the Investable Universe as being in one of the three clusters:  Energy, Transportation or Utilities.  Then 15 emerging market stocks are chosen based on the highest float-adjusted market capitalization of the parent company, with no more then 10 chosen for any one cluster.  The remaining 60 stocks are the 60 largest developed market stocks, based on float-adjusted market capitalization.  The developed market stocks are chosen such that there total 30 transportation, 30 utilities and 15 energy infrastructure companies in the index.

In the event of fewer than 75 qualifying stocks that meet the distribution criteria above, the largest companies from the Investable Universe, not already in the index, are added until the count reaches 75.

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Performance Leveraged Upside SecuritiesSM

Constituent Weightings.  The S&P Global Infrastructure index follows a modified capitalization-weighted scheme that reduces single stock concentration and balances exposure across the clusters.  More specifically, a constituent’s weight is based on a combination of its market capitalization and cluster weight, and then such weight is gradually reduced to a maximum of 5%.  The weighting calculation is as follows:

Each constituent is assigned an initial Adjustment Factor of 1.  The weight of a constituent stock is then determined by multiplying the Cluster Weight and the Weight in Cluster.  The Cluster Weight is as follows: Energy, 20%; Transportation, 40%; and Utilities, 40%.  The Weight in Cluster is the ratio of the stock’s adjusted market capitalization to the adjusted aggregate market capitalization of the respective cluster.  This is determined by dividing (i) the product of a stock’s Adjustment Factor and Market Capitalization, by (ii) the sum the products of all the respective cluster stocks’ Market Capitalizations times their respective Adjustment Factors.

If the S&P Global Infrastructure Index constituent stock’s resulting weight is greater than 5%, then the Adjustment Factor for that stock is reduced by 10% and the weight for that stock is recalculated, taking into account the new Adjustment Factor, as set forth above.  This process is repeated until no constituent stock as a weighting greater than 5%, but no further adjustments will be made for stocks where the Adjustment Factor has been reduced to 0.1.  When every stock’s weight is less than 5%, the process is complete.

Index Calculations.  The S&P Global Infrastructure Index is calculated by means of the divisor methodology used in all Standard & Poor’s equity indices.  The index value is the index market value divided by the index divisor.  The index market value is the sum of the number of index shares set for each stock multiplied by such stock’s price.  The number of index shares for each stock are set at the time of rebalancing.  For each constituent, the number of index shares is determined by dividing (i) the product of 1,000,000 and such stock’s weighting, by (ii) the price of such stock at the close of the rebalancing date.

In order to maintain basket series continuity, it is also necessary  to adjust the divisor at the rebalancing.  Because the index value before rebalancing is equal to the index value after rebalancing, the divisor after rebalancing must be as the quotient of (i) the index market value after rebalancing, over (ii) the index value before rebalancing.

Index Maintenance.  Throughout the year, the market capitalization of the S&P Global Infrastructure Index constituent stocks varies.  In order to maintain the maximum weight of 5% per constituent, the S&P Global Infrastructure Index must be rebalanced.  Rebalancing occurs once a year, after the close of business on the third Friday of November.  At that time, additional constituents are added to make up for those deleted during the year (as set forth in chart below).  There are no intra-year additions to the index.  Also at that time, the maximum weight applicable to the stocks may be changed depending upon market circumstances.

In order to obtain basket series continuity, it is also necessary to adjust the divisor at the rebalancing.  The table below summaries the types of S&P Global Infrastructure Index maintenance adjustments and indicates whether or not a S&P Global Infrastructure Index Divisor adjustment is required:

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Performance Leveraged Upside SecuritiesSM

Type of Corporate Action	Adjustment Made to Index	Divisor Adjustment
Spin-off
No weight change.  Price is adjusted to the Price of Parent Company minus (Price of the Spun-off company/Share Exchange Ratio).  Index Shares change so that the company’s weight remains the same as its weight before the spin-off.
No
Rights Offering
Price is adjusted to the Price of Parent Company minus (Price of the Rights Offering/Rights Ration).  Index Shares change so that the company’s weight remains the same as its weight before the rights offering.
No
Stock Split (i.e., 2-for-1)	Index Shares are multiplied by and the price is divided by the split factor.	No
Share Issuance (i.e., change ≥ 5%) or Share Repurchase (i.e., change ≥ 5%)	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the S&P Citigroup Global Broad Market Index.	Stock is dropped from the Index. No intra-year replacements are made.	Yes
S&P/Citigroup Global BMI Action	Adjustment Made to the Index	Divisor Adjustment
Constituent Change	If the constituent is a member of the index, it is dropped.	Yes
Share changes between quarterly share adjustments	None.	No
Periodic share or float factor changes	None.	No

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